DELSURE HEALTH INSURANCE, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS


Cover & Rossiter
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors and Stockholders
Delsure Health Insurance, Inc.
Newark, DE

We have reviewed the accompanying financial statements of Delsure Health Insurance, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Cover & Rossiter

Certified Public Accountants

March 9, 2020
Wilmington, Delaware

Phone: (302) 656-6632
Fax: (302) 656-1811
www.CoverRossiter.com

Little Falls Centre One
2711 Centerville Road, Suite 100
Wilmington, DE 19808

DELSURE HEALTH INSURANCE, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

(SEE INDEPENDENT ACCOUNTANT'S REVIEW REPORT)

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	222,468	$	344,843
Accounts receivable		942		-
Prepaid expenses		-		3,000
Total current assets		223,410		347,843
NON-CURRENT ASSETS				
Property and equipment, net		8,436		7,056
Note receivable - related party		156,930		107,074
Security deposits		13,308		12,808
Total non-current assets		178,674		126,938
Total assets	$	402,084	$	474,781
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	-	$	17,082
Total current liabilities		-		17,082
STOCKHOLDERS' EQUITY				
Series A 4% cumulative, redeemable convertible Preferred stock, par value $13.30 per share 50,000 shares authorized as of December 31, 2019 and 2018; 35,003 and 20,300 shares issued and outstanding as of December 31, 2019 and 2018, respectively		465,540		270,000
Class A Common stock, par value $13.33 per share; 22,500 shares authorized, issued, and outstanding as of December 31, 2019 and 2018		300,000		300,000
Class B Common Stock, par value $.01 per share; 177,500 shares authorized as of December 31, 2019 and 2018; 27,500 shares issued and outstanding as of December 31, 2019 and 2018		275		275
Additional paid in capital		344,910		220,000
Retained deficit		(708,641)		(332,576)
Total stockholders' equity		(63,456)		187,699
Total liabilities and stockholders' equity	$	402,084	$	474,781

See accompanying notes

DELSURE HEALTH INSURANCE, INC.
STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(SEE INDEPENDENT ACCOUNTANT'S REVIEW REPORT)

	2019	2018
OPERATING EXPENSES		
Advertising and promotion	$ 8,215	$ 438
Automobile	11,129	9,954
Computer and technology expenses	17,967	22,945
Corporate apartment	29,796	-
Depreciation expense	1,000	1,477
Dues and subscriptions	-	-
Insurance expense	3,735	5,971
Miscellaneous expense	8,899	3,917
Office expense	14,786	10,457
Payroll taxes	13,281	3,776
Professional fees	99,439	80,931
Recruiting expense	7,631	15,073
Rent expense	29,738	39,679
Repairs and maintenance	3,128	229
Salaries expense	126,738	46,973
Taxes and licenses	3,933	5,647
Travel expenses	3,006	7,114
Loss on disposal of equipment	-	1,825
Total operating expenses	382,421	256,406
OTHER INCOME		
Interest income	6,356	3,890
NET LOSS BEFORE INCOME TAXES	(376,065)	(252,516)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$ (376,065)	$ (252,516)

See accompanying notes

DELSURE HEALTH INSURANCE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(SEE INDEPENDENT ACCOUNTANT'S REVIEW REPORT)

| | PREFERRED STOCK | | CLASS A COMMON STOCK | | CLASS B COMMON STOCK | | ADDITIONAL PAID-IN | RETAINED | TOTAL STOCKHOLDERS' |
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	DEFICIT	EQUITY
Balance at December 31, 2017	-	$ -	22,500	$ 300,000	275	$ 275	$ 220,000	$ (80,060)	$ 440,215
Issuance of preferred stock	20,300	270,000	-	-	-	-	-	-	270,000
Net loss	-	-	-	-	-	-	-	(252,516)	(252,516)
Balance at December 31, 2018	20,300	270,000	22,500	300,000	275	275	220,000	(332,576)	457,699
Issuance of preferred stock	14,703	195,540	-	-	-	-	124,910	-	320,450
Net loss	-	-	-	-	-	-	-	(376,065)	(376,065)
Balance at December 31, 2019	35,003	$ 465,540	22,500	$ 300,000	275	$ 275	$ 344,910	$ (708,641)	$ 402,084

See accompanying notes

DELSURE HEALTH INSURANCE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(SEE INDEPENDENT ACCOUNTANT'S REVIEW REPORT)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash paid to vendors, service providers, and employees	$ (396,945)	$ (240,655)
Net cash used by operating activities	(396,945)	(240,655)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,380)	-
Issuance of related party note receivable	(43,500)	(63,000)
Net cash used by investing activities	(45,880)	(63,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	320,450	270,000
Net cash provided by financing activities	320,450	270,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(122,375)	(33,655)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	344,843	378,498
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 222,468	$ 344,843

No cash was paid for interest or income taxed during the years ended December 31, 2019 and 2018.

See accompanying notes

DELSURE HEALTH INSURANCE, INC.
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(SEE INDEPENDENT ACCOUNTANT'S REVIEW REPORT)

		2019		2018
RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES				
Net loss	$	(376,065)	$	(252,516)
Adjustments to reconcile net loss to net cash used by operating activities:				
Depreciation		1,000		1,477
Loss on disposal of equipment		-		1,825
(Increase) in assets:				
Accounts receivable		(942)		
Prepaid expenses		3,000		(397)
Security deposits		(500)		-
Accrued interest on related party note receivable		(6,356)		(3,890)
Increase (decrease) in liabilities:				
Accounts payable		(17,082)		12,846
		(20,880)		11,861
NET CASH USED BY OPERATING ACTIVITIES	**$**	**(396,945)**	**$**	**(240,655)**

See accompanying notes

DELSURE HEALTH INSURANCE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Delsure Health Insurance, Inc. (the "Company"), located in Newark, Delaware, was incorporated in June 2017. The Company's mission is to address the broken health insurance industry by offering a simpler and more convenient health insurance option for members and providers. The Company was in the process of obtaining its certificate of authority as a Delaware health insurance company from the Delaware Department of Insurance as of December 31, 2019 and 2018.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements were prepared on the accrual basis, in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains cash balances at two financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. In the normal course of business, the Company's balances may exceed this amount. The Company considers the possibility of incurring a loss remote.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

The estimated useful lives for significant property and equipment categories are as follows:

	Years
Computers	5
Furniture and office equipment	5
Leasehold improvements	15

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. FASB ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax and financial reporting bases of certain assets and liabilities.

The provision for income taxes is computed based upon net income before the provision for income taxes using the current enacted federal tax rates. Deferred income tax expense or benefit is recorded based on the anticipated benefits or expenses of temporary differences between income reported on the financial statements and income reported for tax purposes as affected by loss reserve discounting and unrealized holding gains or losses on investments classified as trading securities. Valuation allowances are recorded to offset deferred tax assets when management believes that there is substantial doubt that the benefits associated with the deferred tax assets will be realized. There was no valuation allowance recorded as of December 31, 2019 and 2018.

The Company has adopted the provisions FASB ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*. Management continually evaluates the Company's tax positions in relation to any expiring statutes of limitations, audits, proposed settlements, changes in tax law, or new authoritative rulings, as applicable. Management's evaluation is that there is no income tax liability. This evaluation is based on settled and established positions within the Internal Revenue Code and Management believes there is no significant uncertainty related to its evaluation. The amount that is ultimately sustained for an individual uncertain tax provision or for all uncertain tax positions in the aggregate could differ from the amount recognized.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company's policy is to expense all interest and penalties, if any, as incurred. No amounts of interest or penalties were recognized by the Company during the year's ended December 31, 2019 and 2018.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred advertising expense of $8,215 and $438 for the years ended December 31, 2019 and 2018, respectively.

Fair Value of Financial Instruments

The carrying amounts reflected in the comparative balance sheets for cash, accounts receivable, prepaid expenses, and accounts payable approximate the respective fair values due to the short maturities of those instruments.

Subsequent Events

Management has evaluated subsequent events through March 9, 2020, the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following for the years ended December 31:

	2019	2018
Computers	$ 5,775	$ 3,395
Leasehold improvements	4,829	4,829
	10,604	8,224
Less: accumulated depreciation	2,168	1,168
	$ 8,436	$ 7,056

Depreciation expense was $1,000 and $1,477 for the years ended December 31, 2019 and 2018, respectively.

NOTE D - RELATED PARTY TRANSACTIONS

In September 2017, the Company entered into a demand note receivable agreement with an officer of the Company. Principal plus accrued interest, compounded annually at a rate of 5%, is due from the officer at the time the Company receives its Certificate of Authority from the Delaware Department of Insurance (the "Department") or if the Company's application for its Certificate of Authority is denied by the Department. The outstanding balance of principal receivable related to this loan was $146,500 and $103,000 as of December 31, 2019 and 2018, respectively. The outstanding balance of accrued interest receivable was $10,430 and $4,074 as of December 31, 2019 and 2018, respectively.

NOTE E - STOCKHOLDERS' EQUITY

In June 2017, the Company was incorporated in the State of Delaware and authorized up 50,000 shares of common stock to be issued, separated into two classes of common stock, Class A Common Stock, par value $13.33 per share (22,500 shares authorized) and Class B Common Stock, $.01 par value per share (27,500 shares authorized). Both classes of common stock have voting rights.

In June 2018, the Company amended its articles of incorporation to increase the amount of shares it is authorized to issue to 200,000 shares of common stock, separated into two classes of common stock, Class A Common Stock, par value $13.33 per share (22,500 shares authorized) and Class B Common Stock, $.01 par value per share (177,500 shares authorized). Both classes of common stock continued to have voting rights.

In July 2018, the Company amended its articles of incorporation to authorize up to 50,000 shares of non-voting, Series A Redeemable Convertible Preferred Stock to be issued by the Company. Dividends on the Series A Redeemable Convertible Preferred Stock are accrued at the rate of 4% per annum and are cumulative. Accrued dividends are only payable by the Company if and when declared by the Company's Board of Directors and the Company must receive approval from the Delaware Department of Insurance to pay the dividends. The amount of dividends in arrears was $23,904 and $4,705, as of December 31, 2019 and 2018, respectively. These dividends were not accrued in the accompanying financial statements as the Company's Board of Directors did not declare any dividends during the years ended December 31, 2019 and 2018. Each share of Series A Convertible Preferred Stock is convertible to one share of Class B Common Stock at any time, and without any additional consideration paid. The Company may redeem the Series A Redeemable Convertible Preferred stock at any time with 60 days' notice to the stockholders.

22,500 shares of Class A Common Stock were issued and outstanding as of December 31, 2019 and 2018, and 27,500 shares of Class B Common Stock were issued and outstanding as of December 31, 2019 and 2018. 35,003 and 20,300 shares of Series A Redeemable Convertible Preferred Stock were issued and outstanding as of December 31, 2019 and 2018, respectively.

NOTE F - INCOME TAXES

Income tax expense (benefit) consisted of the following for the years ended December 31:

	2019	2018
Current provision		
Federal	$ -	$ -
State	-	-
	-	-
Deferred provision		
Federal	(78,856)	(53,994)
State	(210)	(96)
	(79,066)	(54,090)
Valuation allowance against deferred tax assets:		
Current year valuation allowance change	79,066	54,090
	79,066	54,090
Provision for income taxes	$ -	$ -

The net deferred tax asset was composed of the following as of December 31:

	2019	2018
Deferred Tax Asset:		
State net operating losses	$ 1,647	$ 1,438
Federal net operating losses	3,976	3,471
Organizational costs	147,410	68,769
Less: valuation allowance	(151,262)	(72,196)
Deferred tax asset	1,771	1,482
Deferred Tax Liability:		
Fixed assets	(1,771)	(1,482)
Net Deferred Tax Asset	$ -	$ -

The total valuation allowance of $151,262 and $72,196 as of December 31, 2019 and 2018, respectively, related to state net operating losses, federal net operating losses, and organizational costs.

NOTE F - INCOME TAXES (CONTINUED)

Deferred taxes are based on Federal tax rates of 21% for the years ended December 31, 2019 and 2018, and State tax rates of 8.7% for both years.

At December 31, 2019, the Company had available unused net operating losses and contribution carryforwards that may be applied against future taxable income and expire as follows:

Year of Expiration	Federal and State NOL Carryforwards
2037	$ 15,064
2038	5,000
2039	2,405
	$ 22,469

NOTE G - COMMITMENTS

In September 2017, the Company entered into an operating lease for its office space in Newark, Delaware, which expires in December 2022. Monthly payments on the office lease were $2,603 per month and monthly payments are increased 3% each January 1st, through the expiration of the lease. The Company received its first three months rent-free. The Company also entered into an operating lease for an automobile in December 2017. Monthly payments of $677 are due the 16th of each month beginning in January 2018 and the lease expires in February 2021. Rent expense under these leases for the years ended December 31, 2019 and 2018 totaled $39,272 and $47,802, respectively.

Future minimum rental payments required under the operating lease agreements were as follows:

Year Ended December 31,

2020	$ 41,252
2021	42,246
2022	36,504
2023	-
2024	-
	$ 120,002

NOTE G - COMMITMENTS (CONTINUED)

In February 2016, FASB issued *ASU 2016-02, "Leases (Topic 842)."* ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company is currently evaluating each of its lease arrangements and has not determined the aggregate amount of change expected to its financial statements related to ASU 2016-02.

In November 2019, FASB issued *ASU 2019-10, "Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) - Effective Dates."* ASU 2019-10 delays required implementation of Topic 842, Leases, for nonpublic entities to fiscal years beginning after December 15, 2020. The Company expects to adopt the provisions of ASU 2016-02 during the year ended December 31, 2021.

NOTE H - RISKS AND UNCERTAINTIES

The Company is in the process of applying for its Certificate of Authority to conduct business as a health insurance company in the State of Delaware. Until the Company receives its Certificate of Authority, the Company is prohibited from underwriting activities as an insurance company. Should the Company not receive its Certificate of Authority, the Company's Board of Directors will then decide if the Company should or should not continue operations.